Filed Pursuant to Rule 424(b)(4)
Registration No. 333-149412
PROSPECTUS
AMDL, INC.
4,345,444 SHARES
OF COMMON STOCK

     This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 4,345,444 shares of our common stock, of which 1,366,319 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.
     The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, in private, negotiated transactions or a combination of such methods. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $6,476,000 from the exercise of outstanding warrants, if and when they are exercised.
     On April 9, 2008, there were 15,731,516 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On April 9, 2008 the closing price of the common stock on the American Stock Exchange was $3.75 per share.
     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

     The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page 4 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2008

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation, and its subsidiaries. In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars.
ABOUT FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
     AMDL, Inc., is a vertically integrated specialty pharmaceutical company. In combination with our subsidiary Jade Pharmaceutical Inc. (“JPI”), we engage in the research, development, manufacture, and marketing of diagnostic, pharmaceutical, nutritional supplement, and cosmetic products currently in the People’s Republic of China (“China”). We currently employ approximately 320 people, of which 311 are located in China.
     AMDL was founded in 1987 as a bio-tech research and development firm that had one product, its proprietary cancer diagnostic test: AMDL-ELISA DR-70® (FDP). In 2001, we acquired a proprietary cancer vaccine Combination Immunogene therapy (“CIT”). CIT is a US patented technology (patent issued May 25, 2004). In September 2006, we acquired JPI in order to dramatically broaden our business into a multi segmented China-centric pharmaceutical business.
     Through JPI, we manufacture and distribute generic, homeopathic, over-the-counter pharmaceutical products and supplements. JPI manufactures and distributes its products through two wholly-owned Chinese subsidiaries, Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”) and Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”). JPI acquired the businesses currently conducted by YYB and JJB in 2005 along with certain assets and liabilities of a predecessor to JJB (JiangXi Shangrao KangDa Biochemical Pharmacy Co. Ltd). YYB’s facilities are located in Tuman City, Jilin Province, China and JJB is located in Shangrao, Jiangxi Province, China. JPI currently manufactures and markets 48 products. Of these products, 24 are JJB branded generic western drug formulations and there are 24 YYB branded Chinese traditional medicine and nutritional products. JPI is also researching and developing other pharmaceutical products which will require the approval of the People’s Republic of China State Federal Drug Agency (“SFDA”).
     Both JJB and YYB are wholly-foreign owned enterprises (“WFOEs”). WFOEs are limited liability companies established under Chinese Company Law that are exclusively owned by foreign investors. WFOEs are used to, among other things: enable local China based entities to carry on business in China, rather than operate in a representative capacity; acquire land use certificates to own and operate facilities in China; employ persons in China; hold intellectual property rights; protect intellectual property and proprietary technology; and issue invoices to their customers in Renminbi and record revenues in Renminbi, but convert the profits into U.S. dollars for distribution to their parent company outside China. There are also potential disadvantages of operating as a WFOE, including, but not limited to, unlimited liability claims arising from the operations in China and potentially less favorable treatment from governmental agencies than would be afforded to those entities operating with a Chinese partner.
     We are in the process of establishing another series of entities, including another WFOE that will manage and operate a chain of clinics to be known as JPGreen Health and Beauty Clinics (“JPGreen Clinics”). The JPGreen Clinics will offer, in addition to a number of “Esmond brand” and “Jade brand” generic pharmaceuticals, anti-aging injectibles and skin care products containing a human placental solution named Goodnak. Initially, the JPGreen Clinics will be established in Shanghai, China.
     We also sell OEM products and test kits which are manufactured by others. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our proprietary DR-70® test kit may be used to assist in the detection of at least 14 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon; and liver. As DR-70® is a non-invasive blood test, there are no side effects to the administration of our test. As with other cancer diagnostic products, false negative and false positive results could pose a small risk to patient health if their physician is not vigilant in following up on the DR-70® results with other modalities that are standard of care for these patients. DR-70® is not yet available for sale in the United States (“U.S.”). Our DR-70® test kit cannot be sold in the U.S. until we receive premarket approval for the DR-70® from the U.S. Food and Drug Administration (“USFDA”). We have submitted a 510(k) application to the USFDA to obtain premarket approval for the DR-70® as a Class II regulated device and such application is currently under review by the USFDA.
     Our executive offices are located at 2492 Walnut Avenue, Suite 100, Tustin, California 92780, telephone number (714) 505-4460. In September 2001, we registered our common stock under the Securities Exchange Act of 1934 and listed on the American Stock Exchange under the symbol ADL. You may review any of our public reports or information on file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or review our reports at http://www.sec.gov or http://www.amdlcorporate.com. Information on, or accessible through, our website is not incorporated into this prospectus unless this prospectus specifically indicates otherwise.

RISK FACTORS
     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.
Limited product development activities; our product development efforts may not result in commercial products.
     We intend to continue to pursue USFDA and SFDA approval of DR-70® and licensing of our combination immunogene therapy technology. Due to limited cash resources, we are limited in the number of additional products we can develop at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the USFDA or SFDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.
     Our cash position as of March 20, 2008 of approximately $4,875,000 is not sufficient to conduct significant clinical trials for DR-70® or to market our products internationally by ourselves. With or without additional financing (or cash generated from our pharmaceutical operations in China), we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.
Our operations in China involve significant risk.
     JJB and YYB operate as WFOEs in China. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than JJB and YYB would receive if JJB and YYB operated through a joint venture with a Chinese partner.
     JJB and YYB are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require us to incur additional expenditures which could have a material impact on our consolidated financial position, results of operations and cash flows.
     As in the case of JJB, the Chinese government has the right to annex or take facilities it deems necessary. Currently, a portion of JJB’s facility that produces large and small volume parenteral solutions has been identified for annexation by the Chinese Military Department. JJB has objected to the Chinese Military Department’s annexation. The outcome of this event cannot be predicted at this time, but if the Chinese government takes this facility, although we expect that JJB will be compensated fairly for the facility, JJB will may have to spend significant time and resources finding another location and restarting those operations in another area. In addition, such new location may need to obtain GMP certification. Such annexation, or the threat of such annexation, may negatively impact our results of operation and financial condition.
     The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. Historically, the Chinese government has benchmarked the RMB exchange ratio against the U.S. dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk; however, no assurances can be given that the risks related to currency deviations of the RMB will not increase in the future. Additionally, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.
We may not be able to continue to operate our business if we are unable to attract additional operating capital.
     The current level of our revenues is not sufficient to finance all of our intended operations on a long-term basis. Currently, our operations do not produce sufficient cash to offset the cash drain of the USFDA approval process for DR-70® and our other general operating and administrative expenses. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to: (i) finance the costs of USFDA approval of DR-70® in the U.S. and SFDA in China; (ii) supply additional working capital to JPI for expansion of manufacturing capabilities for new and existing products; and (iii) fund ongoing selling, general and administrative expenses of our business.

     As of December 31, 2007, we had warrants outstanding that are currently exercisable for up to an aggregate of 4,528,668 shares of our common stock at a weighted-average exercise price of $3.98 per share. Included within that amount are (i) warrants to purchase a total of 367,137 shares (including broker warrants) which were issued at an average exercise price of $5.51 per share in our December 2006 private placement, (ii) warrants to purchase a total of 1,205,632 shares at an average exercise price of $3.68 per share which were issued in April and May of 2007, and (iii) warrants to purchase a total of 1,204,506 shares which were issued at an average exercise price of $4.74 per share in our most recent private placement conducted in November 2007. An additional 161,813 warrants were issued in February 2008 in connection with a private placement. In addition, any future equity financing may involve substantial dilution to our stockholders.
     At March 20, 2008, we had cash on hand of approximately $4,875,000 and cash is being depleted at the rate of approximately $425,000 per month. Assuming (i) the current level of revenue from the sale of DR-70® kits does not increase in the near future, (ii) we do not require new cancer samples to satisfy the USFDA concerns on our pending 510(k) application, (iii) we do not conduct any full scale clinical trials for DR-70 ® or our combination immunogene therapy technology in the U.S. or China, (iv) JPI generates sufficient cash to meet or exceed its cash requirements, and (v) no outstanding warrants are exercised, the amount of cash on hand is expected to be sufficient to meet our projected operating expenses through March, 2009.
Our independent registered public accounting firm has included a going concern paragraph in their report on our financial statements.
     While our independent registered public accounting firm expressed an unqualified opinion on our consolidated financial statements, our independent auditors did include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to our working capital deficit and continuing net losses. Our ability to continue as an operating entity currently depends, in large measure, upon our ability to generate additional capital resources. In light of this situation, it is not likely that we will be able to raise equity. While we seek ways to continue to operate by securing additional financing resources or alliances or other partnership agreements, we do not at this time have any commitments or agreements that provide for additional capital resources. Our financial condition and the going concern emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.
Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.
     We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the USFDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration) and the SFDA in China as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The USFDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
USFDA approval for marketing DR-70®is not assured.
     On November 13, 2007, we received a letter of deficiency noting four areas of concern with our pending 510(k) application for our DR-70® test kit and the application was put on hold pending the USFDA’s receipt of our response to the USFDA’s concerns. We were granted an extension to May 12, 2008 to respond in full. While we intend to revise our application to address the USFDA’s concerns, the USFDA’s response to the revised application cannot be anticipated and no assurances can be given that we will ever receive USFDA clearance for the commercial sale of DR-70® in the U.S. Furthermore, if USFDA approval is granted, although the approval has no expiration date, if we are found in violation, the USFDA may impose fines, terminate the approval or seize our products, at its discretion. In addition, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.
Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.
     As noted above, we are engaged in litigation with AcuVector and with the Governors of the University of Alberta over our combination immunogene therapy technology. Although theses cases are still in the early stages of discovery, we believe they are without merit and that we will receive a favorable judgment in both. However, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.
The value of intangible assets may not be equal to their carrying values.
     One of our intangible assets includes the combination immunogene therapy technology, which we acquired from Dr. Chang in August 2001. We also purchased certain intangible assets in our acquisition of JPI. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, we are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products.
     Patent approval for eight original claims related to the combination immunogene therapy technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our combination immunogene therapy technology and we do not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our combination immunogene therapy technology. Accordingly, we are seeking a strategic partner to license the combination immunogene therapy technology from us. If we cannot attract a large pharmaceutical company to license our combination immunogene therapy technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our combination immunogene therapy and other intangible technology may have a substantially reduced value, which could be material. As intangible assets represent a substantial portion of assets in our consolidated balance sheet, any substantial deterioration of value would significantly impact our reported consolidated financial position and our reported consolidated operating results.
If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.
We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.
     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors’ market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.
Our U.S. operations have limited sales of DR-70® and are reliant on our distributors for sales of our products.
     Prior to the acquisition of JPI, virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products. For the year ended December 31, 2007, almost all of the revenue related to our U.S. operations was derived from sales of DR-70® and our U.S. operations had only nominal sales of our OEM products. Historically, our U.S. operations have not received any substantial orders from any of our customers or distributors of DR-70® or our OEM products. Moreover, none of our distributors or customers are contractually required to buy any specific number of DR-70® kits or OEM products from us. Accordingly, based upon this fact, historical sales, and the uncertainty of USFDA approval for sale of DR-70® in the U.S., any projection of future orders or sales of DR-70® kits or OEM products is unreliable. In addition, the amount of DR-70® purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.
JPI is reliant on its distributors for sales of its products.
     Most of JPI’s products are sold to distributors. JPI’s distributors are not required to purchase any minimum quantity of products; however, many of JPI’s distribution agreements are subject to termination and cancellation if minimum quantities of specified products are not purchased by the distributors. JPI has never terminated any distributor for failure to meet the minimum quantity sales targets.
We are subject to risks associated with our foreign distributors.
     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product and local distributors in China for JPI’s products. To date, we have not been successful in generating a significant increase in sales for DR-70® through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates; (ii) compliance with local laws and other regulatory requirements; (iii) restrictions on the repatriation of funds; (iv) inflationary conditions; (v) political and economic instability; (vi) war or other hostilities; (vii) overlap of tax structures; and (viii) expropriation or nationalization of assets. The inability to manage these and other risks effectively could adversely affect our business.
We do not intend to pay dividends on our common stock in the foreseeable future.
     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.
If we fail to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.
     Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting commencing December 31, 2007 and a report by our independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting for the year ending December 31, 2008.
     Our management has concluded that the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated by reference into this prospectus, fairly present in all material respects our financial condition, results in operations and cash flows for the period ended December 31, 2007 in conformity with accounting principles generally accepted in the U.S.
     Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the control criteria established in a report entitled Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2007. During its evaluation, our management concluded that we did not maintain effective controls to ensure there is adequate analysis, documentation, reconciliation, and review of accounting records and supporting data, especially as it relates to subsidiary accounting records. Our management identified a shortage of qualified financial reporting personnel with sufficient depth, skills and experience to apply GAAP as a material weakness that contributed to this control deficiency. As a result, our investors could lose confidence in us, which could result in a decline in our stock price.
     We are taking steps to remediate our material weaknesses. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
Loss of our listing on the American Stock Exchange could adversely affect the marketability and price of our shares.
     We are not currently in compliance with the standards for continued listing on AMEX, although AMEX has not yet taken any action to delist our securities. Unless we meet the standards for continued listing, AMEX could at any time (i) commence a proceeding to delist our securities or (ii) include us in the list of companies that are not in compliance with AMEX’s continued listing standards and require that the indicator “.BC” be added as an extension to our symbol which will be transmitted with any quotation or trade of our shares. In June 2006, we submitted a plan to become compliant with AMEX’s continued listing standards which plan included the acquisition of JPI. The JPI acquisition closed on September 28, 2006. On November 10, 2006 AMEX advised us that the plan period would remain open until we have been able to demonstrate compliance with the continued listing standards for two consecutive fiscal quarters. As of the date hereof, AMEX has not yet issued its final letter stating that we are in compliance with the Continued Listing Standards. Delisting from AMEX may impact our ability to raise capital in the future. The loss of listing on AMEX could adversely affect the marketability and/or price of our shares because some brokers and other traders might refrain from purchasing or trading our shares if we were delisted or if they perceived that a delisting might occur in the near future. Additionally, delisting from AMEX may adversely impact our ability to raise capital in the future.
Our stock price is volatile, which could adversely affect your investment.
     Our stock price, like that of other international bio-pharma cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:
•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters;

•	broader industry and market trends unrelated to our performance;

•	economic markets in Asia; and

•	competition in local Chinese markets where we sell JPI’s product.
     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.
We have limited product liability insurance.
     We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence, and $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.
USE OF PROCEEDS
     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $6,476,000 from the exercise of the warrants to purchase 1,366,319 shares of our common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.
DETERMINATION OF OFFERING PRICE
     This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the American Stock Exchange on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.
SELLING STOCKHOLDERS
     This prospectus relates to the offering and sale, from time to time, of up to 4,345,444 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.
     The following table sets forth certain information known to us, as of April 9, 2008, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially
	owned as of		Number of	Shares beneficially
	April 9, 2008		shares being	owned after offering(1)
Name of beneficial owner	Number	Percentage	Offered	Number	Percentage
Alpha Capital Anstalt(2)	361,211	2.3%	242,718	118,493	*
Gemini Master Fund Ltd.(3)	544,484	3.5%	240,000	304,484	1.9%
Eisenberger Investments(4)	65,946	*	33,750	32,196	*
David Herzog(5)	77,500	*	52,500	25,000	*
David Herzog HPB, Inc.	48,750	*	48,750	0	0
Cranshire Capital, LP(6)	169,048	1.1%	150,000	19,048	*
El Coronado Holdings, LLC(7)	187,500	1.2%	187,500	0	0
MAC & CO(8)	242,720	1.5%	242,720	0	0
MidSouth Investor Fund LP(9)	242,720	1.5%	242,720	0	0
Heidtke 401(k) Profit Sharing Plan and Trust(10)	12,137	*	12,137	0	0
Lyman O. Heidtke(11)	48,543	*	48,543	0	0
Momona, LLC(12)	72,814	*	72,814	0	0
Alder Offshore Mansterfund LP(13)	136,500	*	136,500	0	0
Alder Capital Partners I, LP(14)	352,500	2.2%	352,500	0	0
John Connors	22,500	*	22,500	0	0
BH Capital Investments LP(15)	52,500	*	52,500	0	0
Excalibur Small-Cap Opportunities LP(16)	193,500	1.2%	193,500	0	0
Credit Suisse Client Nominees (UK) Limited FBO RAB Special Situations (Master) Fund Limited(17)	1,080,811	6.9%	242,718	838,093	5.3%
Whalehaven Capital Fund Limited(18)	194,175	1.2%	194,175	0	0
Chestnut Ridge Partners, LP(19)	242,718	1.5%	242,718	0	0
Boston Financial Partners(20)	509,301	3.2%	75,000	434,301	2.8%
First International Capital Group, Ltd.(21)	644,480	4.1%	250,000	394,480	2.5%
Madden Consulting, Inc.(22)	50,000	*	50,000	0	0
LWP1, Inc.(23)	300,000	1.9%	300,000	0	0
GreenBridge Capital Partners IV, LLC(24)	485,626	3.1%	485,626	0	0
Brighton Capital(25)	19,450	*	19,450	0	0
Galileo Asset Management, S.A.(26)	334,757	2.1%	107,171	227,586	1.4%
Spencer Clarke, LLC(27)	28,160	*	28,160	0	0
Ariel Imas	9,387	*	9,387	0	0
Braden Anthony Ferrari	9,387	*	9,387	0	0

*	Less than 1%

(1)	Assumes all shares offered hereby are sold.

(2)	Konrad Ackerman, Director, has sole voting and investment power with respect to these shares. Includes warrants to purchase 118,493 shares of common stock previously issued and outstanding.

(3)	Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd. and Mr. Steven Winters is the sole managing member of Gemini Strategies, LLC. Each of Gemini Strategies, LLC and Mr. Winters disclaims any equitable or beneficial ownership of such securities. Includes warrants to purchase 166,356 shares of common stock previously issued and outstanding held by Gemini Master Fund Ltd. and warrants to purchase 138,128 shares held by Gemini Strategies, LLC.

(4)	Stuart Eisenberger, sole owner, has sole investment and voting power over these shares. Includes warrants to purchase 32,196 shares of common stock previously issued and outstanding.

(5)	Includes warrants to purchase 25,000 shares of common stock previously issued and outstanding, but does not include any shares owned by David Herzog HPB, Inc. David Herzog has sole investment and voting power over these shares.

(6)	Mitchel P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P. has sole voting and investment control with respect to these shares. Includes warrants to purchase 19,048 shares of common stock previously issued and outstanding.

(7)	Josiah T. Austin, Managing Member, has sole voting and investment power with respect to these shares.

(8)	Nominee for The Gabelli Healthcare & Wellness RX Trust, a U.S. closed-end mutual fund (business trust).

(9)	Lyman O. Heidtke, General Partner, has sole voting and investment power with respect to these shares. Does not include any shares held by the Heidtke 401(k) Profit Sharing Plan and Trust or Lyman O. Heidtke, individually.

(10)	Lyman O. Heidtke, Trustee, has sole voting and investment power with respect to these shares. Does not include any shares held by MidSouth Investor Fund LP or Lyman O. Heidtke, individually.

(11)	Excludes shares held by MidSouth Investor Fund LP and Heidtke 401(k) Profit Sharing Plan & Trust.

(12)	Arte Rabinowitz, Director and President, has sole voting and investment power with respect to these shares.

(13)	Michael Licosati, President of Alder Capital LLC, has sole voting and investment power with respect to these shares.

(14)	Michael Licosati, President of Alder Capital LLC, has sole voting and investment power with respect to these shares.

(15)	Henry Brachfeld, President of BH Capital Investments, LP, has sole voting and investment power with respect to these shares.

(16)	William Hecter, President of the General Partner, has sole voting and investment power with respect to these shares.

(17)	Philip Richards, principal of RAB Special Situations (Master) Fund Limited, has voting and investment power with respect to these shares. Includes 476,190 shares of common stock and warrants to purchase 361,903 shares of common stock previously issued and outstanding.

(18)	Michael Finkelstein, Investment Manager, Arthur Jones, Director, Trevor Williams, Director, and Marco Westfield, Director, have voting an investment control with respect to these shares.

(19)	Kenneth Pasternak, the Managing Member of the General Partner of Chestnut Ridge Partners, LP, has sole voting and investment control with respect to these shares.

(20)	Thomas Brazil, President and beneficial owner, has sole investment power with respect to these shares. Includes 386,600 shares of common stock and warrants to purchase an aggregate of 115,701 shares of common stock previously issued and outstanding.

(21)	Mr. Benjamin Levi, attorney and beneficial owner, has sole voting and investment power with respect to these shares. Includes an aggregate of 494,480 shares previously issued and outstanding.

(22)	Thomas Madden, President and Owner, has sole voting and investment power with respect to these shares.

(23)	Jamie Lissette, President and Owner, has sole voting and investment power with respect to these shares.

(24)	Cory P. Schlossmann, managing member, and Joseph Kowal, Member, have voting and investment power with respect to these shares.

(25)	Jeffrey Wolin, Owner, has sole voting and investment power with respect to these shares.

(26)	Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares. Includes previously issued and outstanding warrants to purchase 227,586 shares of common stock.

(27)	Reid Drescher, President and CEO, has sole voting and investment power with respect to these shares.
     In our most recent private offering, two of the selling shareholders listed above, Galileo Asset Management, S. A. (and their designees) and Spencer Clarke, LLC (and their designees), acted as our placement agents for the private placement in November 2007, for which they or their assignees received, in addition to cash compensation equal to 10% of the purchase price of our securities sold by them, collectively warrants to purchase an aggregate of 200,751 shares of our common stock. They will also receive a cash commission of 6% percent upon exercise of the warrants issued to the purchasers in that private placement. Galileo Asset Management, S.A. and Spencer Clarke, LLC also received a non-accountable expense allowance of $75,000 each in the offering. Galileo Asset Management, S.A. has also acted as a placement agent in a number of prior offerings of our securities. Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with us or any of our subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.
     The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.
PLAN OF DISTRIBUTION
     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price or (ii) in private sales at negotiated prices or by a combination of such methods of sale.
     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.
     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon by Bryan Cave LLP, Irvine, California.
EXPERTS
     The consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007 and 2006 have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to our adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the substantial doubt about our ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
AVAILABLE INFORMATION
     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at: 100 F Street N.E., Room 1580, Washington, DC 20549. You should call (202) 551-8090 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning us may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares (File No. 1-16695):
•	Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed March 31, 2008, as amended by Amendment No. 1 on form 10-K/A filed April 14, 2008;

•	Registrant’s Current Reports on Form 8-K filed April 11, 2008 and March 7, 2008 and portions of Registrant’s Current Report on Form 8-K filed April 3, 2008; and

•	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001.
     We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Gary L. Dreher, Chief Executive Officer, Telephone (714) 505-4460.